

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2014

Via E-mail
Mr. Bryan H. Hall
Executive Vice President
Liberty Global plc
38 Hans Crescent
London SW1X 0LZ
United Kingdom

Re: **Liberty Global plc**
           Registration Statement on Form S-4
           Filed on October 22, 2014
           File No. 333-199552

Dear Mr. Hall:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements to include results from the fiscal quarter ended September 30, 2014.

Questions and Answers, page 1

2. Please revise to indicate whether shareholders have dissenters' rights or similar rights in connection with the proposals to be voted upon.

Risk Factors, page 26

Our Board of directors may, in its sole discretion, elect to redesignate, or convert, all of the
LiLAC Ordinary Shares into Liberty Global Ordinary Shares, page 30

3. To provide context, please revise to briefly indicate under what circumstances the board
    would redesignate, or convert, LiLAC ordinary shares into Liberty ordinary shares.

Under certain circumstances, including in connection with a distribution to holders of LiLAC
Ordinary shares of securities of another corporation, we may reduce the number of LiLAC
ordinary shares proportionally…, page 30

4. To provide context, please revise to briefly indicate why the Board would reduce the
    number of LiLAC ordinary shares proportionally, in connection with certain transactions.

The Transaction, page 64

5. Please consider adding tabular disclosure highlighting the terms of your articles of
    incorporation as they currently apply to your outstanding shares, compared to these
    provisions as modified, as they will apply to the Liberty Global ordinary shares and the
    LiLAC ordinary shares, following the general and class meetings.

The Liberty Global Group and the LiLAC Group, page 65

6. Please revise to disclose how the board of directors arrived at the allocation of cash and
    debt between the two groups.

Basic Investment, page 68

7. Please revise to briefly explain what comprises a "notional interest" in the final
    paragraph.

Item 21. Exhibits and Financial Statement Schedules

8. Please file all remaining exhibits, including your legal and tax opinions, as soon as
    possible. Please note that upon reviewing your opinions, as well as forms of proxy cards
    for the general and class meetings, we may have additional comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at (202) 551-3810, with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Harold Halbhuber, Esq.
       Shearman & Sterling LLP